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                             March 18, 2022

       Manny Villafa  a, Ph.D.Sc.
       Director and Chief Executive Officer
       Medical 21, Inc.
       15070 23rd Avenue North
       Minneapolis, MN 55447

                                                        Re: Medical 21, Inc.
                                                            Regulation A
Offering Statement on Form 1-A
                                                            Filed March 10,
2022
                                                            File No. 024-11824

       Dear Dr. Villafa  a:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              TOHLSPC